Amendment to Master Services Agreement

This Amendment (the “Amendment”), dated January 1, 2020, amends and revises the Master Services Agreement, dated October 31, 2016, (the “Agreement”), between Centaur Mutual Funds Trust, a Delaware statutory trust (the “Trust”) and Ultimus Fund Solutions, LLC, a limited liability company organized under the laws of the State of Ohio (“Ultimus” and collectively with the Trust, the “Parties”)

WHEREAS, the Parties entered into the Agreement;

WHEREAS, the Parties desire to amend the Agreement to update certain provisions as set forth below.

NOW, THERFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. Section 4.4 is deleted in its entirety and replaced with the following:

4.4	The cost of obtaining secondary security market quotes and other securities data.

2. Except as set forth is this Amendment, the Agreement is unaffected and shall continue in full force and effect in accordance with its terms. If there is a conflict between Amendment and the Agreement, the terms of this Amendment will prevail.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by a duly authorized officer on one or more counterparts (including facsimile counterparts) as of the date first above written.

Centaur Mutual Funds Trust		Ultimus Fund Solutions, LLC

By:	/s/ James H. Speed, Jr.	By:	/s/ David K. James
Name:	James H. Speed, Jr.	Name:	David K. James
Title:	Chairman and Trustee	Title:	Executive Vice President and Chief Legal and Risk Officer